Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Third Quarter		Nine Months
	2014	2013	2014	2013
Computation of Earnings:
Income before income taxes	$21,113	$22,839	$49,927	$50,438
Add:
Interest expense	6,853	6,880	20,463	20,699
Amortization of debt premium/discount and expenses	480	482	1,438	1,453
Interest portion of rent expense	637	635	1,900	1,743

Earnings as adjusted	$29,083	$30,836	$73,728	$74,333

Computation of Fixed Charges:
Interest expense	$6,853	$6,880	$20,463	$20,699
Capitalized interest	22	17	131	139
Amortization of debt premium/discount and expenses	480	482	1,438	1,453
Interest portion of rent expense	637	635	1,900	1,743

Fixed charges	$7,992	$8,014	$23,932	$24,034

Ratio of Earnings to Fixed Charges	3.64	3.85	3.08	3.09